Exhibit 99.8
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, February 12, 2009
Fourth quarter 2008 adjusted net income1 : 2.9 billion euros
Full-year 2008 adjusted net income : 13.9 billion euros
Proposed 2008 dividend of 2.28 euros per share, a 10% increase2
Main results 1 2 3

• Fourth quarter adjusted net income	2.9 billion euros	-8%
	3.8 billion dollars	-16%

	1.29 euros per share	-6%
	1.69 dollars per share	-15%

• 2008 adjusted net income	13.9 billion euros	+14%
	20.5 billion dollars	+22%

• 2008 net income (Group share)	10.6 billion euros	-20%
including price effect on inventory valuation
Highlights since the beginning of the fourth quarter 2008

•	Fourth quarter 2008 Upstream production of 2,354 kboe/d

•	Restarted production on the Al Jurf field in Libya end of December 2008

•	Launched project to increase capacity of OML 58 in Nigeria and new development phase for Bongkot North in Thailand

•	Styrene production in Europe consolidated at Gonfreville plant with start-up of expanded world-class unit

•	New discoveries on Moho Bilondo in Republic of Congo, on Etisong in Nigeria, in Brunei, and in Thailand

•	Added exploration acreage including Block 70 in Yemen, three blocks in the UK North Sea and interests in deep-offshore Nigerian blocks OPL 279 and 285

•	Signed agreement with Libyan national oil company to renew contracts on Blocks C17 and C137 and extended the Aguada Pichana and San Roque concessions until 2027 in Argentina

•	Acquired a 50% interest in a shale oil research project in Colorado in the U.S.

•	Acquired an interest in Konarka, a start-up company in the U.S. specializing in organic photovoltaic technology

•	Consolidation of heavy oil positions by launching a public offer for the acquisition of UTS Energy in Canada

[1]	adjusted net income = net income using replacement cost (Group share), adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. Net income (Group share) for the fourth quarter 2008 was -794 M€, including a negative impact of 3,128 M€ for the price effect on inventory valuation. Detail shown on page 18.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3180 $/€ in the fourth quarter 2008, 1.4486 $/€ in the fourth quarter 2007, 1.5050 $/€ in the third quarter 2008, 1.4708 $/€ for 2008, and 1.3704 $/€ for 2007. The 2008 dividend is pending approval at the May 15, 2009 Annual Shareholders Meeting.

[3]	percent changes are relative to the same period 2007.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 11, 2009 to review the Group’s fourth quarter 2008 accounts and to close the parent company and consolidated accounts for 2008.
Adjusted net income rose to 13,920 million euros (M€), an increase of 14% compared to 2007, or 20.5 billion dollars (B$), an increase of 22%.
Commenting on the results, CEO Christophe de Margerie said:
« Unprecedented volatility marked the 2008 oil market environment. In the first part of the year, the price of Brent crude climbed rapidly toward 150 dollars per barrel ($/b). In the second part of the year, the global economy suffered a sharp slowdown which drove Brent down to a new low for the year of 35 $/b in December. On average, Brent was 97 $/b for the year and 55 $/b for the fourth quarter.
European refining margins were good on average for the year, supported by steady demand for diesel. Petrochemicals, at the end of the petroleum chain, were hurt in the first half of the year by the rapid increase in oil prices. In the second half of the year, petrochemicals benefited from a rebound in margins, but suffered from falling demand linked to the worldwide economic downturn.
Strong volatility also affected the dollar ; it depreciated by 7% relative to the euro over the year but rose by 14% during the fourth quarter 2008.
In this environment, our adjusted net income for 2008 rose to a record high of more than 20 billion dollars, an increase of 22%. This performance was possible despite the 16% decline in the fourth quarter adjusted net income to 3.8 billion dollars. Nevertheless, Total demonstrated in the fourth quarter its strong resistance to a weaker environment and the benefit of its integrated strategy.
Total invested more than 18 billion dollars in 2008, a substantial increase compared to 2007, to further prepare the company for the long term. The Group reaffirms as its priorities the safety and reliability of its operations as well as the protection of the environment. In addition, the Company has committed to a number of long-term projects, notably the deep-offshore Usan field in Nigeria, the Jubail refinery in Saudi Arabia, some targeted acquisitions for heavy oil in North America and Madagascar and several projects in renewable energies.
By maintaining strict financial discipline regardless of the environment, Total was able to implement its investment program while delivering strong profitability, proposing a 10% increase in its 2008 dividend and strengthening its balance sheet. The net-debt-to-equity ratio was 23% at the end of 2008 compared to 27% at the end of 2007. In addition, Total has a high level of liquidity and intends to pursue its policy of progressively divesting non-strategic assets.
Given the nature of the business, Total is faced with many risks, particularly industrial and safety risks. The events of the past months in Nigeria, Libya and France are unfortunate reminders that we must redouble our efforts to be ever vigilant when the safety of our people and the protection of the environment are at stake.
Total begins 2009 confident that it can weather a major economic crisis without having to revise its capacity for investments to grow the company over the long term. Total is committed to maintain a balanced growth strategy for the benefit of its workforce, its shareholders and all of its other stakeholders. »
w w w

• Key figures and consolidated accounts of Total 4

			4Q08				2008
			vs	in millions of euros			vs
4Q08	3Q08	4Q07	4Q07	except earnings per share and number of shares	2008	2007	2007

38,714	48,849	43,185	-10%	Sales	179,976	158,752	+13%
5,126	8,083	6,701	-24%	Adjusted operating income from business segments	28,114	23,956	+17%
2,942	4,063	3,202	-8%	Adjusted net operating income from business segments	13,961	12,231	+14%
1,995	2,899	2,569	-22%	• Upstream	10,724	8,849	+21%
770	901	546	+41%	• Downstream	2,569	2,535	+1%
177	263	87	+103%	• Chemicals	668	847	-21%
2,873	4,070	3,107	-8%	Adjusted net income	13,920	12,203	+14%
1.29	1.81	1.37	-6%	Adjusted fully-diluted earnings per share (euros)	6.20	5.37	+15%
2,235.5	2,244.3	2,265.6	-1%	Fully-diluted weighted-average shares (millions)	2,246.7	2,274.4	-1%
-794	3,050	3,600	na	Net income (Group share)	10,590	13,181	-20%
4,758	3,371	4,028	+18%	Investments	13,640	11,722	+16%
4,565	3,195	3,958	+15%	Investments including net investments in equity affiliates and non-consolidated companies	12,444	11,371	+9%
943	718	981	-4%	Divestments	2,585	1,556	+66%
4,093	7,338	4,160	-2%	Cash flow from operating activities	18,669	17,686	+6%
4,830	5,642	4,393	+10%	Adjusted cash flow	19,601	17,332	+13%

			4Q08				2008
			vs	in millions of dollars [5]			vs
4Q08	3Q08	4Q07	4Q07	except earnings per share and number of shares	2008	2007	2007

51,025	73,518	62,558	-18%	Sales	264,709	217,554	+22%
6,756	12,165	9,707	-30%	Adjusted operating income from business segments	41,350	32,829	+26%
3,878	6,115	4,638	-16%	Adjusted net operating income from business segments	20,534	16,761	+23%
2,629	4,363	3,721	-29%	• Upstream	15,773	12,126	+30%
1,015	1,356	791	+28%	• Downstream	3,778	3,474	+9%
233	396	126	+85%	• Chemicals	982	1,161	-15%
3,787	6,125	4,501	-16%	Adjusted net income	20,474	16,723	+22%
1.69	2.73	1.99	-15%	Adjusted fully-diluted earnings per share (dollars)	9.11	7.35	+24%
2,235.5	2,244.3	2,265.6	-1%	Fully-diluted weighted-average shares (millions)	2,246.7	2,274.4	-1%
-1,046	4,590	5,215	na	Net income (Group share)	15,576	18,063	-14%
6,271	5,073	5,835	+7%	Investments	20,062	16,064	+25%
6,017	4,808	5,734	+5%	Investments including net investments in equity affiliates and non-consolidated companies	18,303	15,583	+17%
1,243	1,081	1,421	-13%	Divestments	3,802	2,132	+78%
5,395	11,044	6,026	-10%	Cash flow from operating activities	27,458	24,237	+13%
6,366	8,491	6,364	—	Adjusted cash flow	28,829	23,752	+21%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow is defined as cash flow from operating activities at replacement cost before changes in working capital; adjustment items are listed on page 18.

[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

• Fourth quarter 2008 results
> Operating income
In the fourth quarter 2008, the Brent price averaged 55.5 $/b, a decrease of 37% compared to the fourth quarter 2007 and 52% compared to the third quarter 2008. The TRCV European refining margin indicator averaged 41.4 $/t in the fourth quarter, an increase of 38% compared to the fourth quarter 2007 and a decrease of 8% compared to the third quarter 2008.
Despite a pronounced drop in demand, petrochemical margins were stable, benefiting from lower naphtha prices over the quarter.
The average euro-dollar exchange rate was 1.32 $/€ in the fourth quarter 2008 compared to 1.45 $/€ in the fourth quarter 2007 and 1.51 $/€ in the third quarter 2008.
In this context, adjusted operating income from the business segments was 5,126 M€, a decrease of 24% compared to the fourth quarter 20076, or expressed in dollars a decrease of 30%.
The effective tax rate7 for the business segments decreased to 51.0% in the fourth quarter 2008 from 56.0% in the third quarter 2008 and 58.1% in the fourth quarter 2007, mainly due to the decrease in the share of the Upstream segment in adjusted operating income from business segments and the decrease in the effective tax rate for the Upstream segment in the fourth quarter 2008.
Adjusted net operating income from the business segments was 2,942 M€ compared to 3,202 M€ in the fourth quarter 2007, a decrease of 8%.
The smaller decrease, compared to the percentage decrease in adjusted operating income, is essentially due to the decrease in the effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income from the business segments was 3.9 B$, a decrease of 16% compared to the fourth quarter 2007.
> Net income
Adjusted net income was 2,873 M€ compared to 3,107 M€ in the fourth quarter 2007, a decrease of 8%. Expressed in dollars, adjusted net income decreased by 16%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a negative impact on net income of 3,128 M€ in the fourth quarter 2008 and a positive impact on net income of 530 M€ in the fourth quarter 2007.

•	Special items had a negative impact on net income of 373 M€ in the fourth quarter 2008, reflecting mainly impairments in the Upstream segment and provisions in the Chemicals segment. In the fourth quarter 2007, special items had a positive impact on net income of 56 M€[8].

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 166 M€ in the fourth quarter 2008 and a negative impact on net income of 93 M€ in the fourth quarter 2007.
The reported net loss (Group share) was 794 M€ in the fourth quarter 2008 compared to reported net income (Group share) of 3,600 M€ in the fourth quarter 2007.
The effective tax rate7 for the Group was 50.6% in the fourth quarter 2008.
In the fourth quarter 2008, the Group bought back 3.6 million9 of its shares for 145 M€.

[6]	special items affecting operating income from the business segments had a negative impact of -375 M€ in the fourth quarter 2008 and a negative impact of -35 M€ in the fourth quarter 2007. Adjustment items are listed on page 18.

[7]	defined as : (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[8]	detail shown on page 18.

[9]	including 2.8 million shares purchased to cover the program of restricted share grants for employees per the Board of Directors decision of September 9, 2008.

Adjusted fully-diluted earnings per share, based on 2,235.5 million fully-diluted weighted-average shares was 1.29 euros in the fourth quarter 2008 compared to 1.37 euros in the fourth quarter 2007, a decrease of 6%.
Expressed in dollars, adjusted fully-diluted earnings per share decreased by 15% to 1.69 $/share.
> Investments — divestments10
Investments, including acquisitions and including net investments in equity affiliates and non-consolidated companies, were 4,565 M€ (6.0 B$) in the fourth quarter 2008 compared to 3,958 M€ (5.7 B$) in the fourth quarter 2007.
Acquisitions were 506 M€ (0.7 B$) in the fourth quarter 2008.
Asset sales in the fourth quarter 2008 were 732 M€ (1.0 B$), consisting mainly of Sanofi-Aventis shares.
Net investments11 were 5.0 B$ in the fourth quarter 2008.
> Cash flow
Cash flow from operating activities was 4,093 M€ in the fourth quarter 2008, a decrease of 2% compared to the fourth quarter 2007. Expressed in dollars, cash flow from operating activities was 5.4 B$, a decrease of 10%.
Cash flow benefited from a 3,635 M€ decrease in working capital requirements, essentially linked to falling hydrocarbon prices during the quarter.
Adjusted cash flow12 was 4,830 M€, an increase of 10%. Expressed in dollars, adjusted cash flow was stable at 6.4 B$.
Net cash flow13 was 278 M€ compared to 1,113 M€ in the fourth quarter 2007. Expressed in dollars, net cash flow was 0.4 B$ in the fourth quarter 2008.

[10]	detail shown on page 19.

[11]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

[12]	adjusted cash flow = cash flow from operating activities at replacement cost before changes in working capital.

[13]	net cash flow = cash flow from operating activities + divestments - investments.

• Results for the full year 2008
> Operating income
Compared to 2007, the oil market environment in 2008 was marked by a 34% increase in the average Brent crude price to 97.3 $/b. The TRCV European refining margin indicator increased by 16% to 37.8 $/t. The environment for Total’s Chemicals segment turned sharply negative at year end with a sudden fall-off in demand that resulted from the global economic slowdown.
The average euro-dollar exchange rate was 1.47 $/€ compared to 1.37 $/€ in 2007.
In this context, adjusted operating income from the business segments was 28,114 M€, an increase of 17% compared to 200714, or, expressed in dollars, an increase of 26%.
The effective tax rate15 for the business segments was 56.4% in 2008 compared to 55.1% in 2007, mainly due to the increase in the share of the Upstream segment in adjusted operating income from the business segments as well as the increase in the effective tax rate for the Upstream segment.
Adjusted net operating income from the business segments was 13,961 M€ compared to 12,231 M€ in 2007, an increase of 14%. The smaller increase, compared to the percentage increase in adjusted operating income, is essentially due to the increase in the effective tax rate between the two periods.
Expressed in dollars, adjusted net operating income from the business segments was 20.5 B$, an increase of 23%.
> Net income
Adjusted net income increased by 14% to 13,920 M€ in 2008 compared to 12,203 M€ in 2007. Expressed in dollars, adjusted net income was 20.5 B$, an increase of 22%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a negative impact on net income of 2,452 M€ in 2008 compared to a positive impact of 1,285 M€ in 2007, reflecting essentially the impact of the sharp decline in oil prices during the fourth quarter.

•	Special items had a negative impact on net income of 485 M€ compared to a positive impact of 11 M€ in 2007[16].

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 393 M€ and a negative impact of 318 M€ in 2007.
Net income (Group share) was 10,590 M€ in 2008 compared to 13,181 M€ in 2007.
The effective tax rate15 for the Group in 2008 was 56.3% and 55.6% in 2007.
In 2008, the Group bought back 27.6 million of its shares17 for 1,339 M€. There were 2,235.3 million fully-diluted shares outstanding on December 31, 2008 compared to 2,265.2 outstanding on December 31, 2007.
Adjusted fully-diluted earnings per share, based on 2,246.7 million fully-diluted weighted-average shares rose to 6.20 euros compared to 5.37 euros in 2007, an increase of 15%.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 24% to 9.11 $/share in 2008 from 7.35 $/share in 2007.

[14]	special items affecting operating income from the business segments had a negative impact of -375 M€ in 2008 and a negative impact of -35 M€ in 2007 ; adjustment items are listed on page 18.

[15]	defined as : (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income). Detail shown on page 18.

[16]	detail shown on page 18.

[17]	including 2.8 million shares purchased to cover the program of restricted share grants for employees per the Board of Directors decision of September 9, 2008.

> Investments — divestments18
Investments, including net investments in equity affiliates and non-consolidated companies and acquisitions, were 12,444 M€ (18.3 B$) in 2008 compared to 11,371 M€ (15.6 B$) in 2007.
Acquisitions were 1,022 M€ (1.5 B$) in 2008, reflecting mainly the acquisitions of Synenco in Canada and Goal in the Netherlands, the acquisition of a 60% stake in the Bemolanga permit in Madagascar and payments for new permits and contract extensions in Nigeria and Libya.
Asset sales in 2008 were 1,451 M€ (2.1 B$), consisting mainly of Sanofi-Aventis shares.
Net investments 19 were 16.3 B$ in 2008 compared to 13.9 B$ in 2007.
> Cash flow
Cash flow from operating activities was 18,669 M€ in 2008, an increase of 6% compared to 2007. Expressed in dollars, cash flow from operating activities was 27.5 B$, an increase of 13%.
Adjusted cash flow 20 was 19,601 M€, an increase of 13%. Expressed in dollars, adjusted cash flow was 28.8 B$, an increase of 21% compared to 2007.
Net cash flow21 was 7,614 M€ compared to 7,520 M€ in 2007. Expressed in dollars, net cash flow was 11.2 B$, an increase of 9% compared to 2007.
The net-debt-to-equity ratio was 22.5% on December 31, 2008 compared to 27.3% on December 31, 200722.

[18]	detail shown on page 19.

[19]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

[20]	adjusted cash flow = cash flow from operating activities at replacement cost before changes in working capital.

[21]	net cash flow = cash flow from operating activities + divestments - investments.

[22]	detail shown on page 20.

• Analysis of business segment results
Upstream
> Environment — liquids and gas price realizations*

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07		2008	2007	2007

55.5	115.1	88.5	-37%	Brent ($/b)	97.3	72.4	+34%
49.4	107.8	84.5	-42%	Average liquids price ($/b)	91.1	68.9	+32%
7.57	8.05	6.08	+25%	Average gas price ($/Mbtu)	7.38	5.40	+37%
47.1	83.9	65.7	-28%	Average hydrocarbons price ($/boe)	72.1	55.2	+31%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Compared to the same periods in 2007, Total’s average realized liquids price decreased by 42% in the fourth quarter 2008 and increased by 32% for the full-year 2008. The average realized natural gas price increased by 25% and 37% respectively.
> Production

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	Hydrocarbon production	2008	2007	2007

2,354	2,231	2,461	-4%	Combined production (kboe/d)	2,341	2,391	-2%
1,434	1,409	1,530	-6%	• Liquids (kb/d)	1,456	1,509	-4%
5,127	4,471	5,223	-2%	• Gas (Mcf/d)	4,837	4,839	—
In the fourth quarter 2008, hydrocarbon production was 2,354 thousand barrels of oil equivalent per day (kboe/d), a decrease of 4% compared to the fourth quarter 2007, mainly as a result of :
•	-1% for the normal decline on existing fields, which was only partially offset by start-ups and ramp-ups of new major projects this quarter,

•	-1% for the shutdown of the Al Jurf field in Libya from April to end of December 2008,

•	-1% related to disruptions in Nigeria due to security issues,

•	-1% for changes in the portfolio (mainly the contract renegotiations in Libya).
The negative impact of OPEC quota reductions was offset by a positive price effect23.
For the full-year 2008, hydrocarbon production was 2,341 kboe/d, a decrease of 2% compared to 2007, mainly as a result of :
•	+3.5% of growth from start-ups and ramp-ups of new major projects, including Dolphin, Rosa, Jura and Dalia, net of the normal decline on existing fields,

•	-2.5% for unscheduled shutdowns, mainly on the Elgin Franklin field in February, the Bruce and Alwyn fields in the summer, and the Al Jurf field from April to the end of December 2008,

•	-2% for the price effect[23],

•	-1% for changes in the portfolio.
Underlying production growth in 2008, excluding the price effect and changes in the portfolio, was +1%.

[23]	impact of changing hydrocarbon prices on entitlement volumes.

> Year-end 2008 reserves

Reserves at December 31	2008	2007	%

Hydrocarbon reserves (Mboe)	10,458	10,449	—

• Liquids (Mb)	5,695	5,778	-1%
• Gas (Bcf)	26,218	25,730	+2%
Proved reserves based on SEC rules (Brent at 36.55 $/b) were 10,458 Mboe at December 31, 2008. At the 2008 average rate of production, the reserve life is more than 12 years.
The 2008 reserve replacement rate24 based on SEC rules was 112%, excluding acquisitions and divestments. Including acquisitions and divestments, it was 101%.
At year-end 2008, Total had a solid and diversified portfolio of proved and probable reserves 25 representing 20 Bboe, or more than a 20-year reserve life based on the 2008 average production rate, and resources 26 representing more than a 40-year reserve life.
> Results

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	in millions of euros	2008	2007	2007

3,727	6,525	5,838	-36%	Adjusted operating income*	23,639	19,514	+21%
1,995	2,899	2,569	-22%	Adjusted net operating income*	10,724	8,849	+21%
269	368	251	+7%	• includes income from equity affiliates	1,236	810	+53%
3,283	2,480	2,803	+17%	Investments	10,017	8,882	+13%
270	188	324	-17%	Divestments	1,130	751	+50%
2,139	3,732	3,348	-36%	Cash flow from operating activities	13,765	12,692	+8%
2,849	3,715	3,288	-13%	Adjusted cash flow	14,313	12,562	+14%

*	detail of adjustment items shown in business segment information in the financial statements.
Adjusted net operating income for the Upstream segment was 1,995 M€ in the fourth quarter 2008 compared to 2,569 M€ in the fourth quarter 2007, a decrease of 22%.
Expressed in dollars, adjusted net operating income for the Upstream segment decreased by 29%, reflecting essentially the impacts of lower hydrocarbon prices and lower production volumes.
Compared to the fourth quarter 2007, the increase in income from equity affiliates was mainly due to changing the method of consolidation for PetroCedeño in Venezuela effective December 31, 2007.
The effective tax rate for the Upstream segment was 57.4% in the fourth quarter 2008

[24]	change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period. The 2008 reserve replacement rate was 99% in a constant 93.72 $/b Brent environment excluding acquisitions and divestments.

[25]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 60 $/b Brent environment, including projects developed by mining.

[26]	proved and probable reserves plus potential median recoverable reserves from known accumulations (Society of Petroleum Engineers — 03/07).

compared to 61.7% in the third quarter 2008 and 61.3% in the fourth quarter 2007.
For the full-year 2008, adjusted net operating income for the Upstream segment was 10,724 M€ compared to 8,849 M€ in 2007, an increase of 21%.
Expressed in dollars, the 2008 adjusted net operating income for the Upstream segment was 15.8 B$, an increase of 3.6 B$ compared to 2007. The increase reflected essentially the impact of the more positive full-year 2008 environment.
Technical costs (FAS 69, consolidated subsidiaries) were 15.4 $/boe in 2008 compared to 12.4 $/boe in 2007, an increase of 3.0 $/boe that was mainly due to the impact of higher depreciation, depletion and amortization (DD&A) charges on new start-up production, portfolio changes27 and the impact of cost inflation.
The return on average capital employed (ROACE28) for the Upstream segment was 35.9% in 2008 compared to 33.6% in 2007.

[27]	including PetroCedeño and impairment of Joslyn

[28]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Downstream
> Refinery throughput and utilization rates*

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07		2008	2007	2007

2,371	2,393	2,399	-1%	Total refinery throughput (kb/d)	2,362	2,413	-2%
944	1,013	872	+8%	• France	956	927	+3%
1,146	1,168	1,219	-6%	• Rest of Europe	1,134	1,190	-5%
281	212	308	-9%	• Rest of world	272	296	-8%
				Utilization rates
90%	89%	87%		• Based on crude only	88%	87%
91%	92%	89%		• Based on crude and other feedstock	91%	89%

*	includes share of CEPSA.
Fourth quarter 2008 refinery throughput showed a decrease by 1% compared to the fourth quarter 2007, but adjusting for the November 2007 sale of the UK Milford Haven refinery, throughput increased by 1% quarter over quarter.
The fourth quarter 2008 utilization rates based on crude only and based on crude and other feedstock were 90% and 91% respectively, both higher compared to the fourth quarter 2007.
Refinery turnarounds in the fourth quarter 2008 were limited to scheduled partial shutdowns in the Feyzin and Provence refineries in France and in the Antwerpen refinery.
For the full-year 2008, the utilization rate based on crude was 88% (91% based on crude and other feedstock) compared to 87% in 2007 (89% based on crude and other feedstock). There were six refinery turnarounds in 2008 compared to ten in 2007. The level of refinery turnarounds in 2009 is expected to be comparable to the 2008 level.
> Results

			4Q08				2008
			vs	in millions of euros			vs
4Q08	3Q08	4Q07	4Q07	except TRCV refining margins	2008	2007	2007

41.4	45.0	30.1	+38%	European refining margin indicator — TRCV ($/t)	37.8	32.5	+16%
1,145	1,215	744	+54%	Adjusted operating income*	3,602	3,287	+10%
770	901	546	+41%	Adjusted net operating income*	2,569	2,535	+1%
21	39	58	-64%	• includes income from equity affiliates	77	258	-70%
972	638	849	+14%	Investments	2,418	1,875	+29%
18	46	317	-94%	Divestments	216	394	-45%
603	2,731	372	+62%	Cash flow from operating activities	3,111	4,148	-25%
1,409	1,466	495	+185%	Adjusted cash flow	4,018	3,276	+23%

*	detail of adjustment items shown in business segment information in the financial statements.
The TRCV European refining margin indicator was 41.4 $/t in the fourth quarter 2008, an increase of 38% compared to the fourth quarter 2007 and a decrease of 8% compared to the third quarter 2008.
Adjusted net operating income for the Downstream segment was 770 M€ in the fourth quarter 2008, an increase of 41% compared to the fourth quarter 2007. Expressed in dollars, Downstream adjusted net operating income increased by 28%.

For the full-year 2008, adjusted net operating income for the Downstream segment was 2,569 M€ compared to 2,535 M€ in 2007, an increase of 1%.
Expressed in dollars, adjusted net operating income for the Downstream segment was 3.8 B$ in 2008, an increase of 0.3 B$ compared to 2007.
This result reflects the generally satisfactory environment as well as the benefits of ongoing productivity plans and favorable conditions for supply optimization particularly during the fourth quarter. However, net operating income was negatively affected by a decrease in income from equity affiliates, mainly due to losses incurred through Total’s participation in Wepec, its affiliate for refining in China.
The ROACE29 for the Downstream segment was 19.9% in 2008 compared to 20.6% in 2007.

[29]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Chemicals

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	in millions of euros	2008	2007	2007

4,012	5,431	4,884	-18%	Sales	20,150	19,805	+2%
2,449	3,675	3,134	-22%	• Base chemicals	13,176	12,558	+5%
1,563	1,756	1,750	-11%	• Specialties	6,974	7,247	-4%
254	343	119	+113%	Adjusted operating income*	873	1,155	-24%
177	263	87	+103%	Adjusted net operating income*	668	847	-21%
109	176	-8	na	• Base chemicals	323	431	-25%
55	89	97	-43%	• Specialties	339	413	-18%
477	212	365	+31%	Investments	1,074	911	+18%

20	14	20	—	Divestments	53	83	-36%

939	14	518	+81%	Cash flow from operating activities	920	1,096	-16%

323	352	162	+99%	Adjusted cash flow	1,093	1,093	—

*	detail of adjustment items shown in business segment information in the financial statements.
In the fourth quarter 2008, petrochemical margins remained on average at satisfactory levels, due to falling naphtha feedstock prices, but sales volumes were hit hard by weakening demand linked to the global economic slowdown.
Sales for the Chemicals segment were 4,012 M€ in the fourth quarter 2008, a decrease of 18% compared to the fourth quarter 2007.
Adjusted net operating income for the Chemicals segment was 177 M€, an increase of 103% compared to the fourth quarter 2007. In the fourth quarter 2008, the economic slowdown began having an effect on Base chemicals but margins remained satisfactory. By comparison, the fourth quarter 2007 was particularly difficult. The results of the Specialties were substantially weaker due to the slowdown in economic activity.
For the full-year 2008, adjusted net operating income for the Chemicals segment was 668 M€ compared to 847 M€ in 2007, a decrease of 21%.
Expressed in dollars, the decrease was 0.18 B$ and reflects essentially the negative impact of the environment.
The ROACE30 for the Chemicals segment was 9.2% in 2008 compared to 12.1% in 2007.

[30]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

• TOTAL S.A. parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was 6,008 M€ in 2008 compared to 5,779 M€ in 2007. After closing the accounts, the Board of Directors decided to propose at the May 15, 2009 Annual Shareholders Meeting a dividend of 2.28 euros per share for 2008, an increase of 10% compared to the previous year.
Based on 2008 adjusted net income, Total’s pay-out ratio would be 37%.
Taking into account the interim dividend of 1.14 euros per share paid on November 19, 2008, the remaining 1.14 euros per share would be paid on May 22, 200931.
• Summary and outlook
The ROACE32 was 26% at the Group level and 28% at the business segment level in 2008 compared to 24% and 27% respectively in 2007.
Return on equity was 32% in 2008 compared to 31% in 2007.
In the Upstream, Total benefits from the high-quality of its portfolio. Production start-ups for several major projects planned for 2009 include Akpo in Nigeria, Yemen LNG and then Qatargas II. In addition, engineering studies for the next wave of major projects which are expected to be launched between 2009 and 2010 are ongoing, notably for Egina in Nigeria, Laggan Tormore in the UK North Sea, Shtokman in Russia, Ichthys in Australia and certain heavy oil projects in Canada. The Group intends to maintain technical costs at the lowest level among the majors, thus preserving an important competitive advantage in a weaker oil market environment. Also, Total is continuing with its efforts to improve the reliability of its facilities and to emphasize safety throughout its operations.
In Downstream and Petrochemicals, the Group will define the necessary changes needed to adapt its industrial assets to new trends in market demand. At the same time, major construction projects are continuing, notably for the modernization of the Port Arthur refinery in the US, the Jubail refinery project in Saudi Arabia and the start-up of the Qatofin cracker in Qatar.
The 2009 Capex budget is approximately 18 billion dollars33, 75% of it for the Upstream segment. The Capex budget for 2009 is comparable to the 2008 budget. Total is determined to reduce the cost of its projects by reviewing contractual terms, technical plans and timing.
On another front, the Group has already begun to implement company-wide productivity plans to reduce costs and to lower breakeven points for its operations.
In an environment marked by significant weakness for the short term, the management of Total relies on strict financial discipline and is committed to taking the actions necessary to adapt and rebalance its industrial assets. A solid financial base should allow the company to pursue a sustained investment program to prepare for the long term, while also maintaining good profitability, its dividend policy and a net-debt-to-equity ratio around 25-30%. In addition, the company plans to continue to progressively divest its Sanofi-Aventis shares.
Since the beginning of 2009, the price of Brent has traded around 45 dollars per barrel. Additional production cuts announced by OPEC should better balance existing supply to the currently weakened market demand.
♦ ♦ ♦

[31]	the ex-dividend date for the remainder of the 2008 dividend would be May 19, 2009.

[32]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

[33]	including net investments in equity affiliates and non-consolidated companies, excluding acquisitions, based on 1 € = $ 1.30 for 2009.

To listen to a presentation by CEO Christophe de Margerie to financial analysts today in Paris at 11:00 (Paris time) please log on to www.total.com or call +44 (0)161 601 8912 in Europe or +1 866 793 4277 in the U.S. For a replay through February 27, 2009 please consult the website or call +44 (0)207 075 3214 in Europe or +1 866 828 2261 in the US (code : 240 182).
To listen to a presentation by CEO Christophe de Margerie to financial analysts today in London at 16:30 (London time) please log on to www.total.com or call +44 (0)161 601 8920 in Europe or +1 866 907 5924 in the U.S. For a replay through February 27, 2009 please consult the website or call +44 (0)207 075 3214 in Europe or +1 866 828 2261 in the US (code : 240 184).
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
Fourth quarter and full-year 2008
• Upstream

				4Q08				2008
				vs	Combined liquids and gas			vs
4Q08	3Q08		4Q07	4Q07	production by region (kboe/d)	2008	2007	2007

684	553		680	+1%	Europe	616	674	-9%
746	747	*	834	-11%	Africa	783	806	-3%
13	13		15	-13%	North America	14	20	-30%
241	247		254	-5%	Far East	246	252	-2%
426	430		405	+5%	Middle East	432	390	+11%
217	218	*	244	-11%	South America	224	230	-3%
27	23		29	-7%	Rest of world	26	19	+37%

2,354	2,231		2,461	-4%	Total production	2,341	2,391	-2%

400	398		294	+36%	Includes equity and non-consolidated affiliates	403	314	+28%

*	regional allocation of share of Cepsa’s production (48.83%) amended to reflect volumes in Colombia.

				4Q08				2008
				vs				vs
4Q08	3Q08		4Q07	4Q07	Liquids production by region (kb/d)	2008	2007	2007

321	288		337	-5%	Europe	302	335	-10%
618	627	*	690	-10%	Africa	654	681	-4%
12	10		10	+20%	North America	11	14	-21%
31	28		27	+15%	Far East	29	28	+4%
320	330		318	+1%	Middle East	329	323	+2%
118	115	*	135	-13%	South America	119	118	+1%
14	11		13	+8%	Rest of world	12	10	+20%

1,434	1,409		1,530	-6%	Total production	1,456	1,509	-4%

341	344		245	+39%	Includes equity and non-consolidated affiliates	347	263	+32%

*	regional allocation of share of Cepsa’s production (48.83%) amended to reflect volumes in Colombia.

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	Gas production by region (Mcf/d)	2008	2007	2007

1,957	1,442	1,871	+5%	Europe	1,704	1,846	-8%
658	621	746	-12%	Africa	659	640	+3%
8	12	25	-68%	North America	15	34	-56%
1,280	1,210	1,409	-9%	Far East	1,236	1,287	-4%
604	552	484	+25%	Middle East	569	368	+55%
550	569	602	-9%	South America	579	618	-6%
70	65	86	-19%	Rest of world	75	46	+63%

5,127	4,471	5,223	-2%	Total production	4,837	4,839	—

316	290	271	+17%	Includes equity and non-consolidated affiliates	298	281	+6%

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	Liquefied natural gas	2008	2007	2007

2.38	2.29	2.34	+2%	LNG sales* (Mt)	9.15	9.08	+1%

*	sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient.
     • Downstream

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	Refined products sales by region (kb/d)*	2008	2007	2007

2,186	2,161	2,316	-6%	Europe	2,123	2,278	-7%
281	279	285	-1%	Africa	279	286	-2%
168	136	167	+1%	Americas**	170	183	-7%
156	147	153	+2%	Rest of world	148	146	+1%

2,791	2,723	2,921	-4%	Total consolidated sales	2,720	2,893	-6%

860	992	890	-3%	Trading	938	881	+6%

3,651	3,715	3,811	-4%	Total refined product sales	3,658	3,774	-3%

*	includes share of CEPSA.

**	variations to the fourth quarter and full-year 2007 reflect a change in the method of calculating volumes for Port Arthur.

Adjustment items
• Adjustments to operating income from business segments

4Q08	3Q08	4Q07	in millions of euros	2008	2007

(375)	—	(35)	Special items affecting operating income from the business segments	(375)	(35)

—	—	—	• Restructuring charges	—	—
(177)	—	(47)	• Impairments	(177)	(47)
(198)	—	12	• Other	(198)	12

(4,372)	(1,193)	727	Pre-tax inventory effect : FIFO vs. replacement cost	(3,503)	1,830

(4,747)	(1,193)	692	Total adjustments affecting operating income from the business segments	(3,878)	1,795

• Adjustments to net income (Group share)

4Q08	3Q08	4Q07	in millions of euros	2008	2007

(373)	(190)	56	Special items affecting net income (Group share)	(485)	11

—	—	—	• Equity share of special items recorded by Sanofi-Aventis	—	75
17	50	306	• Gain on asset sales	214	306
(21)	(4)	(15)	• Restructuring charges	(69)	(35)
(171)	(34)	(162)	• Impairments	(205)	(162)
(198)	(202)	(73)	• Other	(425)	(173)

(166)	(78)	(93)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(393)	(318)

(3,128)	(752)	530	After-tax inventory effect : FIFO vs. replacement cost	(2,452)	1,285

(3,667)	(1,020)	493	Total adjustments to net income	(3,330)	978

*	based on Total’s share in Sanofi-Aventis of 13.06% at 12/31/07, 12.4% at 9/30/08 and 11.4% at 12/31/08.
Effective tax rates

4Q08	3Q08	4Q07	Effective tax rate*	2008	2007

57.4%	61.7%	61.3%	Upstream	61.0%	60.2%
50.6%	55.9%	58.6%	Group	56.3%	55.6%

*	tax on adjusted net operating income / (adjusted net operating income — income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	in millions of euros	2008	2007	2007

4,059	2,774	3,958	+3%	Investments excluding acquisitions*	11,422	11,210	+2%

183	212	57	x3.2	• Capitalized exploration	772	694	+11%
74	(56)	335	-78%	• Net investments in equity affiliates and non-consolidated companies	(392)	451	na

506	421	—	na	Acquisitions	1,022	161	x6.3

4,565	3,195	3,958	+15%	Investments including acquisitions*	12,444	11,371	+9%

732	524	885	-17%	Asset sales	1,451	1,101	+32%

3,815	2,653	3,047	+25%	Net investments**	11,055	10,166	+9%

			4Q08				2008
			vs				vs
4Q08	3Q08	4Q07	4Q07	in millions of dollars***	2008	2007	2007

5,350	4,175	5,734	-7%	Investments excluding acquisitions*	16,799	15,362	+9%

241	319	83	x2.9	• Capitalized exploration	1,135	951	+19%
98	(84)	485	-80%	• Net investments in equity affiliates and non-consolidated companies	(577)	618	na

667	634	—	na	Acquisitions	1,503	221	x6.8

6,017	4,808	5,734	+5%	Investments including acquisitions*	18,303	15,583	+17%

965	789	1,282	-25%	Asset sales	2,134	1,509	+41%

5,028	3,993	4,414	+14%	Net investments**	16,260	13,931	+17%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	12/31/2008	9/30/2008	12/31/2007

Current borrowings	7,722	5,378	4,613
Net current financial assets	(29)	(230)	(1,204)
Non-current financial debt	16,191	16,347	14,876
Hedging instruments of non-current debt	(892)	(406)	(460)
Cash and cash equivalents	(12,321)	(13,231)	(5,988)

Net debt	10,671	7,858	11,837

Shareholders equity	48,992	50,801	44,858
Estimated dividend payable*	(2,540)	(920)	(2,397)
Minority interests	958	1,001	842

Equity	47,410	50,882	43,303

Net-debt-to-equity ratio	22.5%	15.4%	27.3%

*	based on the hypothesis of a 2008 dividend of 2.28 €/share less 2,541 M€ for the interim dividend paid in November 2008.
2009 Sensitivities*

Impact on adjusted
			Impact on adjusted	net operating
	Scenario	Change	operating income(e)	income(e)

Dollar	1.30 $/€	+0.1 $ per	€-1.3 B€	-0.7 B€

Brent	60 $/b	+1 $/b	+0.32 B€ / 0.42 B$	+0.15 B€ / 0.20 B$

European refining margins TRCV	30 $/t	+1 $/t	+0.08 B€ / 0.11 B$	+0.06 B€ / 0.07 B$

*	sensitivities revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 75% and 65% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
● Full-year 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,724	2,569	668	13,961	14,664
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764

ROACE	35.9%	19.9%	9.2%	27.9%	25.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 134 M€ pre-tax at 12/31/2007 and 256 M€ pre-tax at 12/31/2008.
● For the twelve months ended September 30, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	11,298	2,345	578	14,221	14,915
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165

ROACE	39.6%	19.5%	7.5%	29.5%	26.8%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 139 M€ pre-tax at 9/30/2007 and 121 M€ pre-tax at 9/30/2008.

***	capital employed for the Group adjusted for the amount payable for the interim dividend approved in September 2008.
● Full-year 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,849	2,535	847	12,231	12,881
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158

ROACE	33.6%	20.6%	12.1%	26.8%	24.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 176 M€ pre-tax at 12/31/2006 and 134 M€ pre-tax at 12/31/2007.

Exhibit 99.8
Main indicators
     Chart updated around the middle of the month following the end of each quarter

		European refining		Average	Average
	€/$	margins TRCV* ($/t)	Brent ($/b)	liquids price** ($/b)	gas price ($/Mbtu)**
Fourth quarter 2008	1.32	41.4	55.5	49.4	7.57
Third quarter 2008	1.51	45.0	115.1	107.8	8.05
Second quarter 2008	1.56	40.2	121.2	114.9	7.29
First quarter 2008	1.50	24.6	96.7	90.7	6.67
Fourth quarter 2007	1.45	30.1	88.5	84.5	6.08
Third quarter 2007	1.37	23.9	74.7	71.4	4.83
Second quarter 2007	1.35	42.8	68.8	65.7	4.94
First quarter 2007	1.31	33.0	57.8	55.0	5.69
Fourth quarter 2006	1.29	22.8	59.6	57.1	6.16
Third quarter 2006	1.27	28.7	69.5	65.4	5.59
Second quarter 2006	1.26	38.3	69.6	66.2	5.75
First quarter 2006	1.20	25.8	61.8	58.8	6.16
Fourth quarter 2005	1.19	45.5	56.9	54.5	5.68
Third quarter 2005	1.22	44.3	61.5	57.8	4.65
Second quarter 2005	1.26	45.0	51.6	48.0	4.39
First quarter 2005	1.31	31.7	47.6	44.1	4.40
Fourth quarter 2004	1.30	42.4	44.0	40.6	4.24
Third quarter 2004	1.22	32.9	41.5	39.5	3.54
Second quarter 2004	1.20	34.4	35.4	34.2	3.44
First quarter 2004	1.25	21.6	32.0	31.0	3.70

*	1 $/t = 0.136 $/b

**	consolidated subsidiaries, excluding fixed margin and buy-back contracts
     Disclaimer : these data are based on Total’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€) (a)	2008	2008	2007

Sales	38,714	48,849	43,185
Excise taxes	(5,009)	(4,810)	(5,488)
Revenues from sales	33,705	44,039	37,697

Purchases, net of inventory variation	(26,393)	(31,054)	(24,133)
Other operating expenses	(5,122)	(4,708)	(4,563)
Exploration costs	(227)	(144)	(273)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,748)	(1,329)	(1,450)
Other income	94	107	395
Other expense	(123)	(262)	(240)

Financial interest on debt	(298)	(241)	(451)
Financial income from marketable securities and cash equivalents	117	114	289
Cost of net debt	(181)	(127)	(162)

Other financial income	243	140	151
Other financial expense	(95)	(79)	(63)
Equity in income (loss) of affiliates	31	606	348

Income taxes	(960)	(4,038)	(4,008)

Consolidated net income	(776)	3,151	3,699

Group share **	(794)	3,050	3,600
Minority interests	18	101	99

Earnings per share (euros)	(0.36)	1.36	1.60

Fully-diluted earnings per share (euros) ***	(0.36)	1.36	1.59

** Adjusted net income	2,873	4,070	3,107

*** Adjusted fully-diluted earnings per share (euros)	1.29	1.81	1.37

(a)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL

(M€) (a)	Year 2008	Year 2007

Sales	179,976	158,752
Excise taxes	(19,645)	(21,928)
Revenues from sales	160,331	136,824

Purchases, net of inventory variation	(111,024)	(87,807)
Other operating expenses	(19,101)	(17,414)
Exploration costs	(764)	(877)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(5,755)	(5,425)
Other income	369	674
Other expense	(554)	(470)

Financial interest on debt	(1,000)	(1,783)
Financial income from marketable securities and cash equivalents	473	1,244
Cost of net debt	(527)	(539)

Other financial income	728	643
Other financial expense	(325)	(274)
Equity in income (loss) of affiliates	1,721	1,775

Income taxes	(14,146)	(13,575)

Consolidated net income	10,953	13,535

Group share **	10,590	13,181
Minority interests	363	354

Earnings per share (euros)	4.74	5.84

Fully-diluted earnings per share (euros) ***	4.71	5.80

** Adjusted net income	13,920	12,203

*** Adjusted fully-diluted earnings per share (euros)	6.20	5.37

(a)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	December 31,	September 30,	December 31,
	2008	2008	2007
(M€)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	5,341	5,099	4,650
Property, plant and equipment, net	46,142	45,001	41,467
Equity affiliates: investments and loans	14,668	15,175	15,280
Other investments	1,165	1,293	1,291
Hedging instruments of non-current financial debt	892	406	460
Other non-current assets	3,044	2,196	2,155

Total non-current assets	71,252	69,170	65,303

Current assets
Inventories, net	9,621	15,500	13,851
Accounts receivable, net	15,287	19,983	19,129
Other current assets	9,642	9,061	8,006
Current financial assets	187	293	1,264
Cash and cash equivalents	12,321	13,231	5,988

Total current assets	47,058	58,068	48,238

Total assets	118,310	127,238	113,541

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,930	5,929	5,989
Paid-in surplus and retained earnings	52,947	53,800	48,797
Currency translation adjustment	(4,876)	(4,063)	(4,396)
Treasury shares	(5,009)	(4,865)	(5,532)

Total shareholders’ equity — Group Share	48,992	50,801	44,858

Minority interests	958	1,001	842

Total shareholders’ equity	49,950	51,802	45,700

Non-current liabilities
Deferred income taxes	7,973	8,275	7,933
Employee benefits	2,011	2,580	2,527
Provisions and other non-current liabilities	7,858	6,857	6,843

Total non-current liabilities	17,842	17,712	17,303

Non-current financial debt	16,191	16,347	14,876

Current liabilities
Accounts payable	14,815	17,390	18,183
Other creditors and accrued liabilities	11,632	18,546	12,806
Current borrowings	7,722	5,378	4,613
Other current financial liabilities	158	63	60

Total current liabilities	34,327	41,377	35,662

Total Liabilities and shareholders’ equity	118,310	127,238	113,541

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€)	2008	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(776)	3,151	3,699
Depreciation, depletion and amortization	1,853	1,457	1,608
Non-current liabilities, valuation allowances and deferred taxes	(435)	242	303
Impact of coverage of pension benefit plans	(505)	—	—
(Gains) Losses on disposals of assets	(28)	(61)	(381)
Undistributed affiliates’ equity earnings	263	(376)	(186)
(Increase) decrease in operating assets and liabilities	3,635	2,889	(960)
Other changes, net	86	36	77

Cash flow from operating activities	4,093	7,338	4,160

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,987)	(2,928)	(3,459)
Acquisitions of subsidiaries, net of cash acquired	(368)	(191)	—
Investments in equity affiliates and other securities	(136)	(132)	(164)
Increase in non-current loans	(267)	(120)	(405)

Total expenditures	(4,758)	(3,371)	(4,028)
Proceeds from disposal of intangible assets and property, plant and equipment	73	35	462
Proceeds from disposal of subsidiaries, net of cash sold	—	4	5
Proceeds from disposal of non-current investments	659	485	418
Repayment of non-current loans	211	194	96

Total divestments	943	718	981

Cash flow used in investing activities	(3,815)	(2,653)	(3,047)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	4	16	26
- Treasury shares	(144)	(334)	(467)
- Minority shareholders	6	(1)	4
Cash dividends paid to:
- Parent company shareholders	(2,541)	—	(2,248)
- Minority shareholders	(86)	1	(64)
Net issuance (repayment) of non-current debt	(435)	1,379	486
Increase (Decrease) in current borrowings	2,244	25	(5,018)
Increase (Decrease) in current financial assets and liabilities	29	4	9,749
Cash flow from (used in) financing activities	(923)	1,090	2,468

Net increase (decrease) in cash and cash equivalents	(645)	5,775	3,581
Effect of exchange rates	(265)	211	(405)
Cash and cash equivalents at the beginning of the period	13,231	7,245	2,812

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,321	13,231	5,988

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL

(M€)	Year 2008	Year 2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,953	13,535
Depreciation, depletion and amortization	6,197	5,946
Non-current liabilities, valuation allowances and deferred taxes	(150)	826
Impact of coverage of pension benefit plans	(505)	—
(Gains) Losses on disposals of assets	(257)	(639)
Undistributed affiliates’ equity earnings	(311)	(821)
(Increase) decrease in operating assets and liabilities	2,571	(1,476)
Other changes, net	171	315

Cash flow from operating activities	18,669	17,686

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(11,861)	(10,549)
Acquisitions of subsidiaries, net of cash acquired	(559)	(20)
Investments in equity affiliates and other securities	(416)	(351)
Increase in non-current loans	(804)	(802)

Total expenditures	(13,640)	(11,722)
Proceeds from disposal of intangible assets and property, plant and equipment	130	569
Proceeds from disposal of subsidiaries, net of cash sold	88	5
Proceeds from disposal of non-current investments	1,233	527
Repayment of non-current loans	1,134	455

Total divestments	2,585	1,556

Cash flow used in investing activities	(11,055)	(10,166)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	262	89
- Treasury shares	(1,189)	(1,526)
- Minority shareholders	(4)	2
Cash dividends paid to:
- Parent company shareholders	(4,945)	(4,510)
- Minority shareholders	(213)	(228)
Net issuance (repayment) of non-current debt	3,009	3,220
Increase (Decrease) in current borrowings	1,437	(2,654)
Increase (Decrease) in current financial assets and liabilities	850	2,265
Cash flow from (used in) financing activities	(793)	(3,342)

Net increase (decrease) in cash and cash equivalents	6,821	4,178
Effect of exchange rates	(488)	(683)
Cash and cash equivalents at the beginning of the period	5,988	2,493

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,321	5,988

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in surplus	Currency
	Common shares issued		and retained	translation	Treasury shares		Shareholders’	Minority	Total
(M€)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2007	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148
Net Income 2007	—	—	13,181	—	—	—	13,181	354	13,535
Items recognized directly in equity	—	—	117	(3,013)	—	—	(2,896)	(111)	(3,007)
Total excluding transactions with shareholders	—	—	13,298	(3,013)	—	—	10,285	243	10,528
Dividend	—	—	(4,510)	—	—	—	(4,510)	(228)	(4,738)
Issuance of common shares	2,769,144	7	82	—	—	—	89	—	89
Purchase of treasury shares	—	—	—	—	(32,387,355)	(1,787)	(1,787)	—	(1,787)
Sale of treasury shares (1)	—	—	(77)	—	9,161,830	341	264	—	264
Share-based payments	—	—	196	—	—	—	196	—	196
Transactions with shareholders	2,769,144	7	(4,309)	—	(23,225,525)	(1,446)	(5,748)	(228)	(5,976)
Share cancellation	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700
Net Income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Items recognized directly in equity	—	—	(258)	(480)	—	—	(738)	(34)	(772)
Total excluding transactions with shareholders	—	—	10,332	(480)	—	—	9,852	329	10,181
Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares (1)	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments	—	—	154	—	—	—	154	—	154
Transactions with shareholders	6,275,977	16	(4,616)	—	(21,660,863)	(1,118)	(5,718)	(213)	(5,931)
Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

(a) Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION
TOTAL

(unaudited)

4thquarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(25,635)	(4,845)	(203)	5,129	(31,742)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,278)	(328)	(135)	(7)	—	(1,748)

Operating income	3,556	(2,416)	(761)	(164)	—	215
Equity in income (loss) of affiliates and other items	440	(259)	(61)	30	—	150
Tax on net operating income	(2,201)	807	274	108	—	(1,012)

Net operating income	1,795	(1,868)	(548)	(26)	—	(647)
Net cost of net debt						(129)
Minority interests						(18)

Net income						(794)

4th quarter 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(3,561)	(1,009)	—		(4,570)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)

Operating income (a)	(171)	(3,561)	(1,015)	—		(4,747)
Equity in income (loss) of affiliates and other items (b)	(86)	(243)	(59)	(139)		(527)
Tax on net operating income	57	1,166	349	—		1,572

Net operating income (a)	(200)	(2,638)	(725)	(139)		(3,702)
Net cost of net debt						—
Minority interests						35

Net income						(3,667)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	(3,561)	(811)	—
On net operating income	—	(2,604)	(559)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(166)

4th quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(22,074)	(3,836)	(203)	5,129	(27,172)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,107)	(328)	(129)	(7)	—	(1,571)

Adjusted operating income	3,727	1,145	254	(164)	—	4,962
Equity in income (loss) of affiliates and other items	526	(16)	(2)	169	—	677
Tax on net operating income	(2,258)	(359)	(75)	108	—	(2,584)

Adjusted net operating income	1,995	770	177	113	—	3,055
Net cost of net debt						(129)
Minority interests						(53)

Ajusted net income						2,873

4th quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,283	972	477	26		4,758
Total divestments	270	18	20	635		943
Cash flow from operating activities	2,139	603	939	412		4,093

BUSINESS SEGMENT INFORMATION
TOTAL

(unaudited)

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(34,444)	(5,449)	(126)	9,143	(35,906)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Operating income	6,525	170	195	(86)	—	6,804
Equity in income (loss) of affiliates and other items	197	114	24	177	—	512
Tax on net operating income	(4,031)	(52)	(55)	57	—	(4,081)

Net operating income	2,691	232	164	148	—	3,235
Net cost of net debt						(84)
Minority interests						(101)

Net income						3,050

3rd quarter 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(1,045)	(148)	—		(1,193)
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	(1,045)	(148)	—		(1,193)
Equity in income (loss) of affiliates and other items (b)	(208)	33	(1)	(54)		(230)
Tax on net operating income	—	343	50	(2)		391

Net operating income (a)	(208)	(669)	(99)	(56)		(1,032)
Net cost of net debt						—
Minority interests						12

Net income						(1,020)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	(1,045)	(148)	—
On net operating income	—	(665)	(99)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(78)

3rd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(33,399)	(5,301)	(126)	9,143	(34,713)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Adjusted operating income	6,525	1,215	343	(86)	—	7,997
Equity in income (loss) of affiliates and other items	405	81	25	231	—	742
Tax on net operating income	(4,031)	(395)	(105)	59	—	(4,472)

Adjusted net operating income	2,899	901	263	204	—	4,267
Net cost of net debt						(84)
Minority interests						(113)

Ajusted net income						4,070

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,480	638	212	41		3,371
Total divestments	188	46	14	470		718
Cash flow from operating activities	3,732	2,731	14	861		7,338

BUSINESS SEGMENT INFORMATION
TOTAL

(unaudited)

4thquarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697
Operating expenses	(4,980)	(26,816)	(4,883)	(170)	7,880	(28,969)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(970)	(342)	(128)	(10)	—	(1,450)

Operating income	5,827	1,330	236	(115)	—	7,278
Equity in income (loss) of affiliates and other items	354	82	(54)	209	—	591
Tax on net operating income	(3,624)	(419)	(55)	33	—	(4,065)

Net operating income	2,557	993	127	127	—	3,804
Net cost of net debt						(105)
Minority interests						(99)

Net income						3,600

4th quarter 2007 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(11)	629	121	—		739
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)

Operating income (a)	(11)	586	117	—		692
Equity in income (loss) of affiliates and other items (b)	(4)	34	(53)	25		2
Tax on net operating income	3	(173)	(24)	(2)		(196)

Net operating income (a)	(12)	447	40	23		498
Net cost of net debt						—
Minority interests						(5)

Net income						493

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	578	149	—
On net operating income	—	434	101	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(93)

4th quarter 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697
Operating expenses	(4,969)	(27,445)	(5,004)	(170)	7,880	(29,708)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(970)	(299)	(124)	(10)	—	(1,403)

Adjusted operating income	5,838	744	119	(115)	—	6,586
Equity in income (loss) of affiliates and other items	358	48	(1)	184	—	589
Tax on net operating income	(3,627)	(246)	(31)	35	—	(3,869)

Adjusted net operating income	2,569	546	87	104	—	3,306
Net cost of net debt						(105)
Minority interests						(94)

Ajusted net income						3,107

4th quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,803	849	365	11		4,028
Total divestments	324	317	20	320		981
Cash flow from operating activities	3,348	372	518	(78)		4,160

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)

Operating income	23,468	826	(58)	(549)	—	23,687
Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)

Net operating income	10,446	525	(16)	356	—	11,311
Net cost of net debt						(358)
Minority interests						(363)

Net income						10,590

Year 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)

Operating income (a)	(171)	(2,776)	(931)	—		(3,878)
Equity in income (loss) of affiliates and other items (b)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311

Net operating income (a)	(278)	(2,044)	(684)	(347)		(3,353)
Net cost of net debt						—
Minority interests						23

Net income						(3,330)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	(2,776)	(727)	—
On net operating income	—	(1,971)	(504)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(393)

Year 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)

Adjusted operating income	23,639	3,602	873	(549)	—	27,565
Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)

Adjusted net operating income	10,724	2,569	668	703	—	14,664
Net cost of net debt						(358)
Minority interests						(386)

Ajusted net income						13,920

Year 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)

Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,697)	(96,367)	(19,076)	(627)	27,669	(106,098)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(3,679)	(1,218)	(495)	(33)	—	(5,425)

Operating income	19,503	4,824	1,424	(450)	—	25,301
Equity in income (loss) of affiliates and other items	1,330	284	(11)	745	—	2,348
Tax on net operating income	(11,996)	(1,482)	(426)	128	—	(13,776)

Net operating income	8,837	3,626	987	423	—	13,873
Net cost of net debt						(338)
Minority interests						(354)

Net income						13,181

Year 2007 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(11)	1,580	273	—		1,842
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)

Operating income (a)	(11)	1,537	269	—		1,795
Equity in income (loss) of affiliates and other items (b)	(4)	24	(54)	(225)		(259)
Tax on net operating income	3	(470)	(75)	(2)		(544)

Net operating income (a)	(12)	1,091	140	(227)		992
Net cost of net debt						—
Minority interests						(14)

Net income						978

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	1,529	301	—
On net operating income	—	1,098	201	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(318)

Year 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)

Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,686)	(97,947)	(19,349)	(627)	27,669	(107,940)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(3,679)	(1,175)	(491)	(33)	—	(5,378)

Adjusted operating income	19,514	3,287	1,155	(450)	—	23,506
Equity in income (loss) of affiliates and other items	1,334	260	43	970	—	2,607
Tax on net operating income	(11,999)	(1,012)	(351)	130	—	(13,232)

Adjusted net operating income	8,849	2,535	847	650	—	12,881
Net cost of net debt						(338)
Minority interests						(340)

Ajusted net income						12,203

Year 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	8,882	1,875	911	54		11,722
Total divestments	751	394	83	328		1,556
Cash flow from operating activities	12,692	4,148	1,096	(250)		17,686

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331

Purchases, net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)

Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities and cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)

Other financial income	728	—	728
Other financial expense	(325)	—	(325)
Equity in income (loss) of affiliates	2,316	(595)	1,721

Income taxes	(15,457)	1,311	(14,146)

Consolidated net income	14,306	(3,353)	10,953
Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363

4th quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	38,714	—	38,714
Excise taxes	(5,009)	—	(5,009)
Revenues from sales	33,705	—	33,705

Purchases, net of inventory variation	(22,021)	(4,372)	(26,393)
Other operating expenses	(4,924)	(198)	(5,122)
Exploration costs	(227)	—	(227)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,571)	(177)	(1,748)
Other income	77	17	94
Other expense	(18)	(105)	(123)

Financial interest on debt	(298)	—	(298)
Financial income from marketable securities and cash equivalents	117	—	117
Cost of net debt	(181)	—	(181)

Other financial income	243	—	243
Other financial expense	(95)	—	(95)
Equity in income (loss) of affiliates	470	(439)	31

Income taxes	(2,532)	1,572	(960)

Consolidated net income	2,926	(3,702)	(776)
Group share	2,873	(3,667)	(794)
Minority interests	53	(35)	18

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2007			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	158,752	—	158,752
Excise taxes	(21,928)	—	(21,928)
Revenues from sales	136,824	—	136,824

Purchases, net of inventory variation	(89,688)	1,881	(87,807)
Other operating expenses	(17,375)	(39)	(17,414)
Exploration costs	(877)	—	(877)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(5,378)	(47)	(5,425)
Other income	384	290	674
Other expense	(225)	(245)	(470)

Financial interest on debt	(1,783)	—	(1,783)
Financial income from marketable securities and cash equivalents	1,244	—	1,244
Cost of net debt	(539)	—	(539)

Other financial income	643	—	643
Other financial expense	(274)	—	(274)
Equity in income (loss) of affiliates	2,079	(304)	1,775

Income taxes	(13,031)	(544)	(13,575)

Consolidated net income	12,543	992	13,535
Group share	12,203	978	13,181
Minority interests	340	14	354

4th quarter 2007			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	43,185	—	43,185
Excise taxes	(5,488)	—	(5,488)
Revenues from sales	37,697	—	37,697

Purchases, net of inventory variation	(24,911)	778	(24,133)
Other operating expenses	(4,524)	(39)	(4,563)
Exploration costs	(273)	—	(273)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,403)	(47)	(1,450)
Other income	105	290	395
Other expense	(125)	(115)	(240)

Financial interest on debt	(451)	—	(451)
Financial income from marketable securities and cash equivalents	289	—	289
Cost of net debt	(162)	—	(162)

Other financial income	151	—	151
Other financial expense	(63)	—	(63)
Equity in income (loss) of affiliates	521	(173)	348

Income taxes	(3,812)	(196)	(4,008)

Consolidated net income	3,201	498	3,699
Group share	3,107	493	3,600
Minority interests	94	5	99